===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                             Lamson & Sessions Co.
                               CIK - 0000057497
                               IRS - 34-0349210
________________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   513696104
        _______________________________________________________________
                                (CUSIP Number)

                                Felipe Gumucio
                                1800 Grant Street
                                Denver, Colorado 80203
                                (303) 894-3938
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   12/30/97
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Fred Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             699,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          699,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          699,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mary Wilkie Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             699,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          667,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          699,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farhad Alexander Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             699,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          22,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          699,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 513696104                                      PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Farah Alexandra Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Denver, Colorado  USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             699,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          699,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                          5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      I N
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER
Common Stock issued by Lamson & Sessions Co.
25701 Science Park Drive
Cleveland, Ohio 44122

ITEM 2.  IDENTITY AND BACKGROUND
This Schedule 13D is being filed by Farhad Fred Ebrahimi, as the Reporting Person for the Ebrahimi family, pursuant to Rule 13d-1, to reflect a beneficial ownership interest in the Issuer of greater than 5% of the Issuer's outstanding common stock.
(a)  Ebrahimi family consists of:
         Farhad Fred Ebrahimi
         Mary Wilkie Ebrahimi
         Farah Alexandra Ebrahimi
         Farhad Alexander Ebrahimi
(b)  475 Circle Drive, Denver, Colorado 80206.
(c)  Farhad Fred Ebrahimi is the President of Quark, Inc., 1800
     Grant Street, Denver, Colorado 80203.
(d)  No for all family members.
(e)  No for all family members.
(f)  All family members are US citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Ebrahimi family used private funds to make the purchases of securities covered by this filing.

ITEM 4.  PURPOSE OF TRANSACTION
The securities purchased by the Ebrahimi family have been acquired for investment purposes. Members of the Ebrahimi family may make additional purchases of common stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the common stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, members of the Ebrahimi family may decide to sell all or part of their investment in the Issuer's common stock. Although all purchases of shares of common stock have been made for investment, at some future time the Ebrahimi family may decide that it is desirable to seek control or influence the management and policies of the Issuer. Such control or influence may be sought by seeking a position on the Issuer's board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, no member of the Ebrahimi family has made any decision to seek a board seat or seek control or influence over the management or policies of the Issuer.

While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time, no member of the Ebrahimi family has any plans or proposals that relate to or would relate to any of the following:
(a) except as described above, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries;
(c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) except as described above, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f)  any other material change in the Issuer's business or corporate structure;
(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a)     Farhad Fred Ebrahimi                     509,900 shares     3.8%
        Mary Wilkie Ebrahimi                     157,300 shares    1.17%
        Farhad Alexander Ebrahimi                 22,000 shares      .2%
        Farah Alexandra Ebrahimi                  10,000 shares      .1%
(b) All members of the Ebrahimi family will have shared power to vote the total number of shares (699,200 shares). The members of the Ebrahimi family have dispositive power over the total number of shares (699,200 shares) as described below:

        Farhad Fred Ebrahimi has shared dispositive power with Farhad Alexander Ebrahimi over 22,000 shares; shared dispositive power with Mary Wilkie Ebrahimi over 667,200 shares; and shared dispositive power with Farah Alexandra Ebrahimi over 10,000 shares.

        Mary Wilkie Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 667,200 shares.

        Farhad Alexander Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 22,000 shares.

        Farah Alexandra Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 10,000 shares.

(c) Farhad Fred Ebrahimi purchased 20,800 shares of the Issuer's common stock on 12/30/97 at a price of $6/share. Such purchase was made through Fidelity Brokerage Services.

(c)     N/A
(d)     N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Joint Filing Agreement

The members of the Ebrahimi family (Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Farah Alexandra Ebrahimi) have agreed to file this Schedule 13D jointly, with Farhad Fred Ebrahimi as the named reporting person for the family. The joint filing agreement is an oral agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5 October 1998

By:  /s/  Farhad Fred Ebrahimi
------------------------------
     Farhad Fred Ebrahimi